[CONSUMERS LETTERHEAD]

September 4, 2019

BY EDGAR AND FAX

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Attn:	Eric Envall Division of Corporation Finance

Re:	Consumers Bancorp, Inc. (the “Registrant”) Registration Statement on Form S-4 (the “Registration Statement”) File No. 333-233306

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Consumers Bancorp, Inc. hereby requests that the effectiveness of the Registration Statement be accelerated to 2 p.m. September 6, 2019, or as soon thereafter as is practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Robert Loesch, of Tucker Ellis LLP, at (216) 696-5916.

Very truly yours,

CONSUMERS BANCORP, INC.

By:	/s/ Ralph J. Lober II
Ralph J. Lober II President and Chief Executive Officer

cc:	Robert M. Loesch, Esq., Tucker Ellis LLP Christian Gonzalez, Esq., Dinsmore & Shohl LLP